SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number 333-106263-03

WMC Finance (USA) Limited

(Exact name of registrant as specified in its charter)

Level 16, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia, 011-61-3-9685-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.125% Guaranteed Notes due 2013 (“2013 Notes”)

6.250% Guaranteed Notes due 2033 (“2033 Notes”)

7.35% Guaranteed Debentures due December 1, 2026 (the “2026 Debentures”)

6.750% Guaranteed Notes due December 1, 2006 (the “2006 Notes”)

7.250% Guaranteed Debentures due November 15, 2013 (the “2013 Debentures”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: There are 32 holders of the 2013 Notes, 13 holders of the 2033 Notes, 19 holders of the 2013 Debentures, 2 holders of the 2006 Notes and 5 holders of the 2026 Debentures.

Pursuant to the requirements of the Securities Exchange Act of 1934, WMC Finance (USA) Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 9, 2005	By:	/S/ ROSS EDWIN MALLETT
	Name:	Ross Edwin Mallett
	Title:	Company Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.